Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Six Months
	Ended	For the Years Ended December 31,
	June 30, 2017	2016	2015	2014	2013	2012
EXCLUDING INTEREST ON DEPOSITS:
Fixed Charges:
Interest Expense	$7,141	$10,488	$8,626	$8,675	$12,143	$16,775

Total fixed charges	$7,141	$10,488	$8,626	$8,675	$12,143	$16,775

Earnings:
Income from continuing operations before income tax	$37,207	$68,854	$64,343	$59,823	$52,680	$50,872
Fixed Charges	7,141	10,488	8,626	8,675	12,143	16,775

Total Earnings	$44,348	$79,342	$72,969	$68,498	$64,823	$67,647

Ratio of Earnings to Fixed Charges (excluding deposit interest)	6.2	7.6	8.5	7.9	5.3	4.0

INCLUDING INTEREST ON DEPOSITS:
Fixed Charges:
Interest Expense	$14,234	$22,992	$21,768	$21,612	$24,563	$30,365

Total fixed charges	$14,234	$22,992	$21,768	$21,612	$24,563	$30,365

Earnings:
Income from continuing operations before income tax	$37,207	$68,854	$64,343	$59,823	$52,680	$50,872
Fixed Charges	14,234	22,992	21,768	21,612	24,563	30,365

Total Earnings	$51,441	$91,846	$86,111	$81,435	$77,243	$81,237

Ratio of Earnings to Fixed Charges (including deposit interest)	3.6	4.0	4.0	3.8	3.1	2.7